
January 13, 2012

Via E-mail
Ryan Schadel
President
Labor Smart, Inc.
375 Pine Bluff Drive
Dallas, Georgia 30157

> **Re:** **Labor Smart, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 5, 2012**
> **File No. 333-177200**

Dear Mr. Schadel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated December 12, 2011. Even if the company is no longer a shell company, it is our view that the securities being registered for resale were received by the selling shareholders when the company was a shell company. We refer you to the definition of a shell company found in Rule 144(i) along with SEC Release 33-8869 (2007). As indicated in that Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being

sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to fix the offering price for the duration of the offering, not merely until the company's stock is quoted on the OTC Bulletin Board. Furthermore, revise to state that the selling shareholders <u>are</u> underwriters and not that they "may be deemed" underwriters.

Prospectus Summary Information

Company Business Overview, page 4

2.   We note your disclosure that you had $99,052,052.72 in revenues as of December 9, 2011. If available, please update this information for the quarter ended December 31, 2011. Also provide further information to put this preliminary financial measure in context. For example, disclose when you began generating revenues, the source of the revenues, and the amount of expenses and net income (loss) during the same period. Also revise your related disclosure in Management's Discussion and Analysis.

Liquidity, page 29

3.   Please update your disclosure regarding an accounts receivable financing facility that you expected to be in place by the end of 2011.

4.   We note your statements here and under the Risk Factor "The Continued Sale of our Equity Securities Will Dilute…." regarding the potential need to sell equity in the company to carry out your business plan. Please provide further disclosure regarding any current plans or intentions (or absence of plans) to sell equity.

Results of Operations, page 29

5.   Please discuss your results of operations for the three months ended September 30, 2011.

Transactions with Related Persons, Promoters and Certain Control Persons, page 33

6.   Please revise the first sentence in this section to read, if correct, that there have been no transactions, etc., over the amount of $120,000.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director